Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

MILL CITY VENTURES iii, LTD.

The Undersigned, Chief Financial Officer of Mill City Ventures III, Ltd., a Minnesota corporation, does hereby certify that the following Amended and Restated Articles of Incorporation were duly adopted pursuant to Section 302A.135 (subdivisions 5 and 7) of the Minnesota Business Corporation Act (the “Act”) by the Board of Directors of Mill City Ventures III, Ltd. (f/k/a Poker Magic, Inc.), effective as of December 12, 2012, and that these Amended and Restated Articles of Incorporation supersede in their entirety this corporation’s Amended and Restated Articles of Incorporation dated and filed with the Minnesota Secretary of State on August 14, 2007, as amended by amendments filed subsequent thereto:

Article 1
Name

The name of this corporation (the “Corporation”) is: Mill City Ventures III, Ltd.

Article 2
Registered Office

The Corporation’s registered office is located at the following address:

130 West Lake Street, Suite 300
Wayzata, Minnesota 55391
Attention: Douglas M. Polinsky

Article 3
Capital

A.	The Corporation is authorized to issue 250,000,000 shares of capital stock, each having $0.001 par value per share. Each share of the Corporation’s common stock shall be entitled to one vote on all matters requiring a vote of the Corporation’s shareholders. Unless otherwise specifically so designated upon issuance, all shares of capital issued by the Corporation shall be common stock.

B.	In addition to any and all powers conferred upon the Corporation’s board of directors by the laws of the State of Minnesota, the board of directors shall have the authority to establish by resolution more than one class or series of common stock, common or preferred, and to fix the relative rights, restrictions and preferences of any such different classes or series, and to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversions of the Corporation’s outstanding shares.

C.	The board of directors shall also have the authority to issue rights to convert any of the Corporation’s securities into shares of stock of any permitted class or classes, the authority to issue options to purchase or subscribe for shares of stock of any permitted class or classes, and the authority to issue share-purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price or prices at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or nontransferable and separable or inseparable from the Corporation’s other securities. The board of directors is authorized to fix the terms, provisions and conditions of such options, warrants and rights, including the conversion basis or bases and the option price or prices at which shares may be subscribed for or purchased.

D.	Effective upon the filing of the Articles of Amendment approved by the shareholders of the Corporation at a special meeting held on September 7, 2012 (which Articles of Amendment were filed on September 10, 2012) (the “Effective Time”), the then issued and outstanding common stock of the Corporation was combined on a 1-for-11 basis such that, at the Effective Time, every eleven shares of common stock outstanding immediately prior to the Effective Time shall be combined into one share of common stock. This share combination will be effected through the exchange and replacement of certificates representing issued and outstanding shares of common stock as of the Effective Time, together with immediate book-entry adjustments to the stock register of the Corporation maintained in accordance with the Act. In the event that the share combination would result in a shareholder being entitled to receive less than a full share of common stock, the fractional share that would so result shall be rounded up to the nearest whole share of common stock. The par value of each share of issued and outstanding common stock shall not be affected by the share combination.

Article 4
Shareholder Rights

A.	No shareholder of the Corporation shall have any preemptive rights.

B.	No shareholder of the Corporation shall have any cumulative-voting rights.

C.	Unless this Corporation shall be a publicly held corporation, as defined in the Minnesota Business Corporation Act, any action required or permitted to be taken at a meeting of the shareholders may be taken by written action of the shareholders signed by shareholders holding the voting power that would be required to take the same action at a meeting at which all shareholders were present.

Article 5
Incorporator

The name and address of the incorporator, who was at the time of incorporation a natural person of full age, is:

Douglas M. Jakway
McGrann Shea Anderson Carnival Staughn & Lamb, Chartered
800 Nicollet Mall, Suite 2600
Minneapolis, Minnesota 55402

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Article 6
Written Action by Less Than All Directors

Any action required or permitted to be taken at a meeting of the board of directors, other than an action requiring shareholder approval, may be taken by written action of the board of directors signed by the number of directors that would be required to take the same action at a meeting at which all directors were present.

Article 7
Limited Liability of Directors

To the fullest extent permitted by law, a director shall have no personal liability to the Corporation or its shareholders for breach of fiduciary duty as a director. Amendments or repeals of this Article 7 shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

In Witness Whereof, the undersigned has set his hand to these Amended and Restated Articles of Incorporation on this 16th day of January, 2013.

/s/ Joseph A. Geraci, II
Joseph A. Geraci, II Chief Financial Officer

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